UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
For the month of February 2011
Commission File Number 001 — 33175

Sterlite Industries (India) Limited
(Exact name of registrant as specified in the charter)
Not Applicable
(Translation of Registrant’s name into English)
Republic of India
(Jurisdiction of incorporation or organization)
SIPCOT Industrial Complex
Madurai Bypass Road
T.V. Puram P.O.
Tuticorin — 628002, Tamil Nadu, India
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark is the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.

1

SIGNATURE
EXHIBIT INDEX
Ex-99.1 Notice dated January 25, 2011 of Sterlite Industries (India) Limited to its shareholders.
EX-99.2 Press release of Sterlite Industries (India) Limited dated February 15, 2011.

Sterlite Industries (India) Ltd
Other Events
1.     On January 25, 2011, the Board of Directors (the “Board”) of Sterlite Industries (India) Limited (the “Company”) re-appointed Mr. Din Dayal Jalan as a Whole-time Director of the Company with effect from December 24, 2010 for two years i.e. till December 23, 2012, on terms and conditions, including remuneration, as recommended by the Remuneration Committee of the Board. This re-appointment will be subject to the approval of the shareholders of the Company at the next Annual General Meeting of the shareholders. A copy of the notice dated January 25, 2011 sent by the Company to its shareholders in this regard is attached hereto as Exhibit 99.1 and is incorporated herein by reference.
2.     On February 15, 2011, the Company issued a press release to announce the completion of the acquisition by Sterlite Infra Limited, a wholly-owned subsidiary of the Company, of the Lisheen Zinc Mine (“Lisheen”) in Ireland from Taurus International S.A., a member of the Anglo American plc group (“Anglo American”) for a share value of approximately $546 million. With the completion of the acquisitions of the Skorpion mine and Black Mountain in December 2010 and February 2011, respectively, the Lisheen acquisition completes the acquisition by the Company of all the three Anglo American’s Zinc assets. A copy of the press release dated February 15, 2011 is attached hereto as Exhibit 99.2 and is incorporated herein by reference.
Exhibits

99.1	Notice dated January 25, 2011 of Sterlite Industries (India) Limited to its shareholders.

99.2	Press release of Sterlite Industries (India) Limited dated February 15, 2011.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

Date: February 16, 2011
STERLITE INDUSTRIES (INDIA) LIMITED
	By:	/s/ C. Prabhakaran
	Name:	C. Prabhakaran
	Title:	Chief Financial Officer

Sterlite Industries (India) Ltd
EXHIBIT INDEX

99.1	Notice dated January 25, 2011 of Sterlite Industries (India) Limited to its shareholders.

99.2	Press release of Sterlite Industries (India) Limited dated February 15, 2011.